Form N-SAR Exhibit 77D

Effective as of March, 26, 2008 for the Spirit of America
Large Cap Value Fund, and effective as of April 30, 2008 for the Spirit of America Real Estate Income and Growth
Fund (each a "Fund" and together the "Funds"), each Fund may invest up to 5% of their respective total assets to purchase covered call options. In addition, the Funds may seek to increase their income or may hedge a portion of their portfolio investments through writing (i.e., selling) covered call options up to 5% of each Funds' respective total assets and against no more than 50% of any single securities position held by the respective Funds. A call option gives the purchaser the right to buy the underlying security or its equivalent covered by the option from the writer of the option at the stated exercise price at any time prior to the option's expiration date. Under interpretations of the SEC currently in effect, which may change from time to time, a "covered" call option means that so long as a Fund is obligated as the writer of the call option, it will own (i) the underlying instruments subject to the option, (ii) instruments convertible or exchangeable into the instruments subject to the option or
(iii) a call option on the relevant instruments with an exercise price no higher than the exercise price on the call option written.

The Funds will receive a premium when they write call options, which increases the Funds' return on the underlying security in the event the option expires unexercised or is closed out at a profit. By writing a call, the Funds will limit their opportunity to profit from an increase in the market value of the underlying security above the exercise price of the option for as long as a Fund's obligation as the writer of the option continues.
Upon the exercise of a call option written by the Funds, the Funds may suffer an economic loss equal to the excess of the security's market value at the time of the option exercise over the price at which a Fund is required to sell the underlying security less the premium received for writing the option. Thus, in some periods the Funds might receive less total return and in other periods greater total return from their hedged positions than they would have received from leaving their underlying securities unhedged.

Purchasing only covered call options reduces the risk that securities dealers participating in such transactions would fail to meet their obligations to a Fund. In purchasing a call option, the Funds will seek to hedge against an increase in the market price of the underlying security.
If a call option purchased is not sold or exercised when it has remaining value or remains equal to or below the exercise price during the life of the option, the option will expire worthless. For the purchase of a call option to be profitable, the market price of the underlying security must increase sufficiently above the exercise price to cover the premium and transaction costs.